Exhibit 10.10

April 1, 2021

Kathryn Wilson

Sent Via Email

Dear Kathryn:

I am pleased to offer you employment with LS Power Development, LLC (“LSP”). This offer of employment is contingent upon a satisfactory background and reference check.

It is currently contemplated that LSP and certain funds and other managed vehicles affiliated with LSP will contribute certain renewable energy-related assets to one or more newly formed entities (the parent entity of such newly formed entities is referred to herein as “GreenCo” or the “Company”). Following the creation and contribution of assets into GreenCo, LSP will assign your employment and all of its rights and obligations hereunder to GreenCo and thereafter all references to LSP herein will apply to, and be deemed to refer to, GreenCo.

Following the assignment of your employment to GreenCo, you will be eligible for the annual bonus, equity grant and long term incentive as further described in Exhibit A. All references to the Compensation Committee in Exhibit A shall refer exclusively to the Compensation Committee of GreenCo. As we discussed, this offer of employment is contingent on LS Power’s receipt of the requisite consents from certain of its Funds’ advisory boards. We will notify you when such consents are received, currently anticipated to be by mid-June.

This letter sets forth the details of the offer as follows:

Job Title:	Senior Vice President, General Counsel & Corporate Secretary of GreenCo. During your time with LSP, your title will be Executive- in-Residence.

Office Location:	Houston, Texas. Senior management and key employees will be located throughout U.S., including New York, California and Missouri. Executive understands the position will require frequent travel to various locations and reasonable related expenses will be reimbursed.

Anticipated Start Date:	On or About July 1, 2021

Reporting to:	Chief Executive Officer of GreenCo. During your time at LSP you will report to Edward Sondey or as otherwise directed by him.

Salary	$350,000 annually, payable on a semi-monthly basis and pro-rated based on your start date. This position is exempt, meaning that you will not be eligible for overtime pay.

Restrictive Covenants	You will be expected to execute a customary restricted covenant agreement, which will include a non-compete of 6 months and a non-solicit of 24 months, in exchange for certain equity and other compensation set forth herein. We expect “Competitor” to mean any Person (including a business, or division or business unit of a business or a Person, whether or not incorporated) the primary business of which is developing, owning or investing in (or sponsoring investment vehicles that have as one of their investment objectives either developing, owning or investing in) power generation, transmission or distribution assets or other similar power assets located in the United States.

Below is a description of the benefits provided by LSP. By signing below, you acknowledge and agree that (i) such benefits are subject to change from time to time as determined in the sole discretion of LSP, and (ii) following the assignment of your employment (and this offer letter) to GreenCo, you will cease to participate in the employee benefits plans of LSP and will instead be eligible to participate in the employee benefit plans of GreenCo, which may be different from the employee benefits offered by LSP and described below).

Profit Sharing/401(k):	LSP currently maintains a 401(k) and Profit Sharing Plan for the benefit of its employees. Employees may contribute pre-tax or post- tax compensation dollars, up to IRS limits, which are allocated to the employee-selected tax deferred accounts. In addition, LSP makes periodic contributions to the plan which are allocated to the employee-selected tax deferred accounts. At present, LSP contributes a mandatory amount of 3% of the employee’s eligible compensation, subject to IRS compensation limits. LSP may also make an additional discretionary profit sharing contribution into these accounts.

Health/Dental/Vision/ AD&D/LTD Insurances:	LSP paid plan, beginning on your first day of work. A description of the current insurance coverages will be sent under separate cover. In addition, LSP currently reimburses employees enrolled in our medical plan for plan related in-network medical deductibles and in- network out-of-pocket costs up to an annual cap through our health reimbursement arrangement.

Life Insurance:	LSP paid plan equal to three times annual salary up to a maximum of $450,000.

Vacation:	Fifteen days per year; subject to further details set forth in the employee handbook. Unused vacation days may not be carried over from year to year, except as may be required by applicable law.

Personal/Wellness:	Ten days per year, subject to further details set forth in the employee handbook. Unused personal/wellness days do not accrue, except as may be required by applicable law.

Holidays:	There are currently thirteen paid holidays per year.

This letter is not intended to, nor shall it, constitute an employment agreement between you and LSP for any specified time period or obligate LSP to provide any specific terms of employment to you except as expressly set forth herein (including in Exhibit A). You will be an “at-will” employee of LSP, which means that you or LSP may terminate the employment relationship at any time, with or without cause, reason or notice.

U.S. Immigration laws require employers to obtain proof of identity and eligibility to work in the United States from all prospective employees within the first three days of employment. An acceptable list of documents will be sent to you via email. Please bring the appropriate documentation on your first day of employment. LSP will confirm your employment authorization through E-Verify.

Your employment will be subject to the LSP Handbook (including any State-specific addenda), the Code of Ethics & Regulatory Compliance Manual, and any other applicable policies and procedures (collectively, including any subsequent amendments or supplements thereto, the “Company Policies & Procedures”). In the event there is any conflict or discrepancy between this offer and the LSP Policies & Procedures, the LSP Policies & Procedures will control. Notwithstanding the foregoing, you acknowledge and understand that, following the assignment of your employment to GreenCo, your employment will be subject to any such handbook, manuals, policies and procedures maintained by GreenCo.

By signing below, you represent that you are not subject to a restrictive covenant agreement or other legally binding obligation that would hinder or restrict your ability to work for LSP or GreenCo. If you are subject to any agreement with your current or former employer, you must provide a copy to Human Resources so that we may determine if this offer of employment can proceed. The Company further instructs you not to use or disclose any confidential information that you may have learned from a prior employer.

Please indicate your acceptance of this offer by signing below and returning it to me.

We are confident that your future at LSP and GreenCo will be exciting, challenging and rewarding. If you have any questions or if there is anything that I can do to facilitate the transition, please do not hesitate to call me. We look forward to working with you.

Sincerely,

/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Chief Operating Officer

ACCEPTED by:
Print Name:	Kathryn Wilson

/s/ Kathryn Wilson		June 3, 2021
Signature		Date

EXHIBIT A

Annual Bonus:	You will be eligible to earn a fully discretionary year-end 2021 bonus with a minimum target bonus amount of $100,000.

Beginning January 1, 2022, and subject to approval of the Compensation Committee, participation in the Company’s Annual Incentives Plan (AIP) – target award equal to 50% of Annual Base Salary. Formulaic plan utilizing financial metrics and established goals, with a focus on a few key outcomes (2¬4 metrics), at threshold, target and maximum levels of performance. Payout opportunities will range from 50% of target for threshold goal achievement to 200% of target award for maximum goal achievement.

Target Year 1 (2022) AIP - $175,000

One Time Transaction Closing Equity Grant:	Subject to approval of the Compensation Committee, Executive will receive 1.5% of the Company pool amount (aggregate pool (i) shall have a floor of $20 million and (ii) is expected to be 2.5% of the aggregate of value step up (e.g., 1.5% of Company Pool Amount of $25 million assuming a $1 billion value step up from a specified date to the date the Company goes public either through a business combination or an initial public offering for a total of $375,000 to Executive)) in the form of restricted stock/units that will vest ratably over a 3 year period (beginning on the grant date) for executives materially involved in the listing process and otherwise be subject to the terms and conditions of the Company’s equity incentive plan and award agreements granted thereunder.[1]

Annual Long Term Incentive:	Executive will be eligible to participate in the Company’s Long Term Incentive Plan and may receive one or a combination of grants of: (i) incentive stock options, (ii) stock appreciation rights; (iii) restricted stock awards or units, (iv) vested stock awards, (v) dividend equivalents, (vi) other stock- or cash-based awards, (vii) cash awards and (x) substitute awards (collectively, the “Awards”), subject to approval by the Compensation Committee.

Executive’s target grant date fair value equity award for Year 1 (2022) value - $350,000

It is expected that with respect to the initial grant of equity-based awards (i) payout opportunities for PSUs will range from 50% of target for threshold performance achievement to 200% of target award for maximum goal achievement, (ii) payouts will be made in shares, (iii) PSU’s would contain a 3 year performance period for PSUs with vesting at the end of that period and (iv) RSUs and Options will have a ratable 3 year vesting period, and (v) otherwise be subject to the terms and conditions of the Company’s equity incentive plan and award agreements granted thereunder.

1	It is expected, subject to tax and regulatory consideration, that employees joining later in the process will have longer vesting periods.

If the Company does not go public by consummating the business combination of through an initial public offering, or is materially delayed therefrom beyond 2021, the Company plans to structure comparable long term incentive grants, such as a private phantom stock structure or some other rough equivalent, for certain of its key executives (that would include Executive).